                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                            [(Amendment No. ____)*]

                             Dynatech Corporation
                             --------------------
                               (Name of Company)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  268140 10 0
                            -----------------------
                                (CUSIP Number)

                              Franci J. Blassberg
                             Debevoise & Plimpton
                               875 Third Avenue
                              New York, NY  10022
                                (212) 909-6000

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 May 21, 1998
                   -----------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of __ Pages


CUSIP NO. 959910 10 0              13D


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clayton, Dubilier & Rice Fund V Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

                               7    SOLE VOTING POWER
 NUMBER OF
   SHARES                           0
BENEFICIALLY                   -------------------------------------------------
  OWNED BY           8         SHARED VOTING POWER
    EACH
  REPORTING                         110,790,770
   PERSON                      -------------------------------------------------
    WITH             9         SOLE DISPOSITIVE POWER

                                    0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER


                                    110,790,770
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,790,770

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.1%

14   TYPE OF REPORTING PERSON
     PN

                                                              Page 3 of __ Pages

CUSIP NO. 959910 10 0              13D


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CD&R Associates V Limited Partnership


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

                               7     SOLE VOTING POWER
 NUMBER OF
   SHARES                            0
BENEFICIALLY                   -------------------------------------------------
  OWNED BY           8         SHARED VOTING POWER
    EACH
  REPORTING                          110,790,770
   PERSON                      -------------------------------------------------
    WITH             9         SOLE DISPOSITIVE POWER

                                     0
                               -------------------------------------------------
                               10    SHARED DISPOSITIVE POWER


                                     110,790,770
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,790,770

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.1%

14   TYPE OF REPORTING PERSON
     PN

                                                              Page 4 of __ Pages

CUSIP NO. 959910 10 0              13D



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CD&R Investment Associates II, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]

3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

                             7       SOLE VOTING POWER
 NUMBER OF
   SHARES                    -------------------------------------------------
BENEFICIALLY         8       SHARED VOTING POWER
  OWNED BY
    EACH                             110,790,770
  REPORTING                  -------------------------------------------------
   PERSON            9       SOLE DISPOSITIVE POWER
    WITH

                             -------------------------------------------------
                             10      SHARED DISPOSITIVE POWER


                                     110,790,770
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,790,770


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.1%


14   TYPE OF REPORTING PERSON
     CO

                                                              Page 5 of __ Pages

CUSIP NO. 959910 10 0              13D



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CD&R Cayman Investment Associates, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]


3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands

                               7    SOLE VOTING POWER
  NUMBER OF
   SHARES                           0
BENEFICIALLY                   -------------------------------------------------
  OWNED BY           8         SHARED VOTING POWER
    EACH
  REPORTING                         110,790,770
   PERSON                      -------------------------------------------------
    WITH             9         SOLE DISPOSITIVE POWER

                                    0
                               -------------------------------------------------
                               10   SHARED DISPOSITIVE POWER


                                    110,790,770
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,790,770


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.1%

14   TYPE OF REPORTING PERSON
     CO

                                                              Page 6 of __ Pages

CUSIP NO. 959910 10 0              13D



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CD&R Investment Associates, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (A) [ ]
                                                                         (B) [ ]


3    SEC USE ONLY


4    SOURCE OF FUNDS
     OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

                         7    SOLE VOTING POWER
  NUMBER OF
   SHARES                     0
BENEFICIALLY             -------------------------------------------------
  OWNED BY        8      SHARED VOTING POWER
    EACH
  REPORTING                   110,790,770
   PERSON                -------------------------------------------------
    WITH          9      SOLE DISPOSITIVE POWER

                              0
                         -------------------------------------------------
                     10  SHARED DISPOSITIVE POWER


                              110,790,770
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,790,770


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     92.1%

14   TYPE OF REPORTING PERSON
     CO

                                                              Page 7 of __ Pages

                           Statement on Schedule 13D

          The Statement on Schedule 13D (this "Schedule 13D") relates to the beneficial ownership of the common stock, no par value (the "Shares"), of Dynatech Corporation, a Massachusetts corporation (the "Company"). This Statement is being filed on behalf of the Reporting Persons (as defined below).

ITEM 1.   SECURITY AND COMPANY.
          --------------------

          The class of equity securities to which this statement relates is the Shares issued by the Company, which has its principal executive office at 3 New England Executive Park, Burlington, Massachusetts 01803.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) Reference is made to Rows 1 and 6 of the cover pages for the names and citizenship or place of organization, respectively, of the persons filing this Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

          The following persons are directors or executive officers of CD&R Investment Associates II, Inc. ("Associates II Inc."):

               Joseph L. Rice, III
               Charles Ames
               Donald J. Gogel
               William A. Barbe
               Brian D. Finn
               Charles P. Pieper
               Kevin J. Conway
               Michael G. Barbiarz
               Christopher Mackenzie

          The following persons are directors or executive officers of CD&R Cayman Investment Associates, Inc. ("Associates Cayman Inc."):

               Joseph L. Rice, III
               Donald J. Gogel

          The following persons are directors or executive officers of CD&R Investment Associates, Inc. ("Associates Inc."):

               Joseph L. Rice, III
               Charles Ames
               Donald J. Gogel
               William A. Barbe
               Kevin J. Conway

                                                              Page 8 of __ Pages


          (b) The business address for each of the following persons listed in
Item 2, is c/o Clayton Dubilier and Rice, Inc., 375 Park Avenue, New York, New York 10125:

              Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway and
     Barbiarz.

          The business address for Christopher Mackenzie is c/o Clayton Dubilier and Rice, Ltd, 45 Berkeley Street, London WIAWEB:

          The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington DE 19803:

              Clayton, Dubilier & Rice Fund V Limited Partnership ("Fund V"), CD&R Associates V Limited Partnership ("Associates V"), Associates II, Inc. and Associates, Inc.

          The business address for Associates Cayman Inc. is located at Ugland House, South Church Street, Grand Cayman, Cayman Islands BWI.

          Fund V is a private investment fund. Associates V is the general partner of Fund V.Associates II, Inc. is the managing partner of Associates V. Associates Cayman Inc. and Associates Inc. are also general partners of Associates V.

          (c) No person listed in Item 2 of this Schedule 13D has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (d) No person listed in Item 2 of this Schedule 13D has been during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or has been subject to any civil judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation in respect to such laws.

          (e) All natural persons listed in Item 2 of this Schedule 13D are citizens of the United States, except for Christopher Mackenzie who is a citizen of the United Kingdom. Fund V, Associates V, Associates II, Inc. and Associates Cayman Inc. are organized under the laws of the Cayman Islands and Associates, Inc. is organized under the laws of Delaware.

                                                              Page 9 of __ Pages


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          On December 19, 1997, the Board of Directors of the Company approved the acquisition by Fund V, by way of the merger (the "Merger") of CDRD Merger Corporation, a Delaware corporation formed by Fund V ("MergerCo"), with and into the Company, of 110,790,770 Shares, pursuant to the Agreement and Plan of Merger, dated as of December 20, 1997, between the Company and MergerCo (the "Merger Agreement"). A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated herein by reference. The aggregate purchase price of the 110,790,770 Shares was $277,000,000. Fund V obtained such funds from a capital contribution from its partners.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons may sell some or all of the Shares either in the open market or in private transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and other further developments. Depending on the same factors, the Reporting Persons may decide to make additional purchases of Shares.

          The Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in Item 4(a) through (j) of
Schedule 13D under Rule 13d-1(a).

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY.
          -------------------------------------

          (a) Fund V is the direct beneficial owner of 110,790,770 Shares, representing approximately 92.1% of the outstanding Shares (based on the number of Shares outstanding on May 28, 1998).

          (b) By virtue of its position as general partner of Fund V, Associates V may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

          (c) By virtue of its position as a general partner of Associates V, each of Associates Inc., Associates II, Inc. and Associates Cayman Inc. may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

          (d) Each of Associates V, Associates Inc., Associates II Inc. and Associates Cayman Inc. disclaims beneficial ownership of the Shares owned by Fund V.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE COMPANY.
          --------------------------------------------------------------

          At the closing of the Merger, Fund V, the Company and certain other shareholders of the Company entered into a registration rights agreement, dated as of May 21, 1998 (the "Registration

                                                             Page 10 of __ Pages

Rights Agreement"), granting Fund V certain demand and piggy-back registration rights with respect to the Shares. A copy of the Registration Rights Agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

          In connection with the Merger, the Company and Fund V entered in separate management equity agreements (collectively, the "Management Equity Agreements), with 27 executives of the Company, including with John F. Reno, Chairman, President and Chief Executive Officer of the Company, Allan M. Kline, Corporate Vice President, Chief Financial Officer and Treasurer of the Company and John R. Peeler, Corporate Vice President-Communications Test Business of the Company. The Management Equity Agreements (i) restrict the ability of the officer party thereto (the "Named Executive Officer") to transfer Shares beneficially owned by him (other than certain permitted transfers for estate planning purposes and transfers not exceeding in the aggregate a specified amount of the Shares owned, or subject to options held by the Named Executive Officer at the closing of the Merger), (ii) grant the Named Executive Officer certain "tag along" rights which entitle the named Executive Officer to participate in a proposed sale of Shares by Fund V prior to a Public Offering (as defined in the Management Equity Agreements), (iii) grant Fund V certain "drag along" rights which entitle Fund V to require the Named Executive Officer to sell his Shares in a proposed sale of substantially all of Fund V's Shares prior to a Public Offering, and (iv) grant the Company and Fund V the right, following any termination of a Named Executive Officer's employment prior to a Public Offering, to purchase the Named Executive Officer's Shares and options to purchase Shares.

          A copy of the Management Equity Agreement entered into with Mr. Reno is attached as Exhibit 3 to this Schedule 13D. A copy of the form of Management Equity Agreement entered into with Messrs. Kline and Peeler is attached as
Exhibit 4 to this Schedule 13D. A copy of the form of Management Equity Agreement entered into with the other Named Executive Officers is attached as
Exhibit 5 to this Schedule 13D. Each such Exhibit is incorporated herein by reference.

          Except as described herein, none of the Reporting Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with each other or with any person with respect to any securities of the Company, including but not limited to the transfer of any of the Shares, finder's fees, joint ventures, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

Exhibit 1 Agreement and Plan of Merger, dated December 20, 1997, between the Company and MergerCo.

Exhibit 2 Registration Rights Agreement, dated as of October 15, 1991, among Fund V, John F. Reno, The John F. Reno 1997 Qualified Annuity Trust, The Suzanne D. Reno 1997 Qualified Annuity Trust and the Company.

Exhibit 3      Management Equity Agreement with Mr. Reno.

Exhibit 4      Form of Management Equity Agreement with Messrs. Kline and
               Peeler.

Exhibit 5      Form of Management Equity Agreement with certain other Officers.

Exhibit 6 Joint Filing Agreement, dated June 1, 1998, among Fund V, Associates V, Associates Inc., Associates II Inc. and Associates Cayman Inc.

                                                             Page 11 of __ Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1998

                     CLAYTON, DUBILIER & RICE
                     FUND V LIMITED PARTNERSHIP

                     By:      CD&R Associates V Limited
                              Partnership, the General Partner

                     By: CD&R Investment Associates II, Inc., its managing general partner.


                     By:
                              ------------------------------------
                              Name:  Joseph L. Rice, III
                              Title: Chairman

                                                             Page 12 of __ Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1998

                     CD&R ASSOCIATES V LIMITED
                     PARTNERSHIP

                     By:  CD&R Investment Associates II, Inc.,
                          its managing general partner.


                     By:
                          ---------------------------------
                          Name:  Joseph L. Rice, III
                          Title: Chairman

                                                             Page 13 of __ Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1998

                     CD&R INVESTMENT ASSOCIATES II, INC.


                     By:
                             -------------------------------
                             Name:  Joseph L. Rice, III
                             Title: Chairman

                                                             Page 14 of __ Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1998

                     CD&R INVESTMENT ASSOCIATES, INC.


                     By:
                             ----------------------------------------
                             Name: Joseph L. Rice, III
                             Title: Chairman

                                                             Page 15 of __ Pages

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 1, 1998

                     CD&R CAYMAN INVESTMENT ASSOCIATES, INC.


                     By:
                             -------------------------------
                             Name: Joseph L. Rice, III
                             Title: Managing Director

                            Joint Filing Agreement
                            ----------------------

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Dynatech Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 1st day of June, 1998.

CLAYTON, DUBILIER & RICE                       CD&R INVESTMENT
FUND V LIMITED PARTNERSHIP                     ASSOCIATES, INC.

By:  CD&R Associates V Limited                 By:
     Partnership, the General Partner               ---------------------------
                                                    Name: Joseph L. Rice, III
                                                    Title: Managing Director
By:  CD&R Investment Associates
     II, Inc., its managing general
     partner
                                               CD&R Cayman Investment
By:                                            Associates, Inc.
     ----------------------------
     Name: Joseph L. Rice, III                 By:
     Title: Chairman                                --------------------------
                                                    Name: Joseph L. Rice, III
                                                    Title: Chairman

CD&R ASSOCIATES V LIMITED
PARTNERSHIP, THE GENERAL
PARTNER

By:  CD&R Investment Associates II, Inc.,
     its managing general partner

By:
     ----------------------------
     Name: Joseph L. Rice, III
     Title: Chairman



CD&R INVESTMENT ASSOCIATES
II, INC.

By:
     ----------------------------
     Name: Joseph L. Rice, III
     Title: Chairman